

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

February 13, 2018

Via E-mail
Mr. John Anthony Leper, President
Lepora Holdings, Inc.
Suite 1104 Crawford House
70 Queen's Road
Central, Hong Kong

     Re: **Lepora Holdings, Inc.**
              Form 10-K for the year ended December 31, 2016
              Filed March 31, 2017
              File No. 0-55562

Dear Mr. Leper:

We issued comments on the above captioned filing on December 14, 2017. On January 29, 2018, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

You may contact Mindy Hooker at (202) 551-3732, Jeanne Baker at (202) 551-3691 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief
Office of Manufacturing and
Construction

Cc: William Barnett Esq., Barnett & Linn